Exhibit (a)(10)

Facet Biotech Corporation

Transcript of Conference Call Held November 3, 2009

Regarding Financial Results for Quarter Ended September 30, 2009 and

Update on Company Activities

Participants from Facet Biotech Corporation

Faheem Hasnain – President and Chief Executive Officer

Andrew Guggenhime – Senior Vice President and Chief Financial Officer

Mark Rolfe, Ph.D. – Senior Vice President and Chief Scientific Officer

Ted Llana, Ph.D. – Senior Vice President, Commercial and Corporate Development

Jean Suzuki – Investor Relations Manager

Conference Call Participants

Jason Zhang – BMO Capital Markets – Analyst

Michael King – Merriman Curhan Ford – Analyst

PRESENTATION

Moderator Introduction

Good day and welcome to the Facet Biotech third quarter 2009 financial results conference call. Today’s call is being recorded. For opening remarks and introductions, I would now like to turn the call over to Ms. Jean Suzuki, Corporate and Investor Relations. Please go ahead.

Jean Suzuki

Good afternoon and thank you for joining us.

Today’s call will begin with a strategic overview of the company by Faheem Hasnain, president and chief executive officer; followed by a discussion of the daclizumab program by Dr. Ted Llana, senior vice president of corporate and commercial development; an update on our oncology development programs and protein engineering platform technology by Dr. Mark Rolfe, senior vice president and chief scientific officer; and a review of our financial results and expectations by Andrew Guggenhime, senior vice president and chief financial officer.

After the conclusion of the prepared remarks, we will open the call for questions. To ensure that everyone has an opportunity to address their questions, we request a limit of one question and one follow-up per person.

Before we begin, let me remind you that the information we will cover today contains forward-looking statements regarding our financial performance, clinical development and milestones, expected 2009 financial performance and other matters, and our actual results may differ materially from those expressed or implied in the forward-looking statements. Factors that may cause differences between current expectations and actual results are described in our filings with the Securities & Exchange Commission, copies of which may be obtained at the investor section on our website at facetbiotech.com. The forward-looking statements made in this presentation should be considered accurate only as of the date of this presentation and, although we may elect to update forward-looking statements from time to time in the future, we specifically disclaim any duty or obligation to do so, even as new information becomes available or other events occur in the future.

It is now my pleasure to introduce Faheem Hasnain.

Faheem Hasnain

Thanks, Jean, and good afternoon everyone.

Shortly after Facet Biotech was launched in December 2008, we established a set of strategic objectives for the company. These objectives include advancing our existing pipeline; expanding our pipeline; and refining our protein engineering platform technologies — all the while maintaining our operating and financial discipline. Since the beginning of this year, we’ve made great strides in each of these areas, and are now more confident than ever in the future growth prospects for Facet. And I’m pleased to share our progress with you today.

Our most advanced clinical candidate is daclizumab, which is an antibody targeting the high-affinity IL-2 receptor, that we are developing for use in multiple sclerosis. In late July, the SELECT study, which is the first of two required registration-enabling trials, passed an interim futility analysis and continues to enroll patients in the study. We anticipate completing enrollment in mid-2010 with a readout of the primary endpoint in the second half of 2011. On the heels of this futility analysis and review of summary data tables by prearranged employees from both Facet and our partner Biogen Idec, we announced that we expect to initiate our second and final registration-enabling trial — the phase 3 DECIDE study — in the first half of 2010. The enrollment of the first patient into this DECIDE study is an important event for us, as it triggers a $30 million milestone payment from Biogen Idec. Based on clinical data seen to date supported by a compelling biologic rationale, we believe daclizumab has a strong probability of success and represents significant value for the company and for our stockholders. We’ll share more of these details later on in the call.

Our second collaboration program with Biogen Idec is volociximab, which is an antibody targeting the alpha5-beta1 integrin that is in development for non-small cell lung cancer. We reported promising phase 1 combination data at the European Society for Medical Oncology conference in September, which showed an encouraging median progression-free survival of 6.6 months. We are currently working with Biogen Idec to determine an optimal path forward for this program.

For our three additional oncology programs — PDL192, elotuzumab and TRU-016 — I am pleased to announce that we will present data at two upcoming medical meetings — the European Organization for Research and Treatment of Cancer or EORTC meeting in Boston this month and the American Society of Hematology or ASH conference in New Orleans in early December.

At EORTC, we will present a preclinical poster for our PDL192 program. And, as a reminder, PDL192 is a humanized antibody targeting the TWEAK receptor with respect to which we hold worldwide rights.  We continue to enroll patients into a phase 1 trial of PDL192 in solid tumors. As I’ve mentioned on a number of occasions, we have taken a biology-driven approach to the development of this antibody and we are in the process of defining a development path for this candidate. The near-term objective for us is to continue to understand the underlying biology behind targeting the TWEAK receptor with this antibody and its potential in the clinic.

At ASH, we will have four presentations highlighted for two of our programs, elotuzumab and TRU-016. For our elotuzumab program, with our partner Bristol-Myers Squibb, we will have an oral presentation and a poster for our ongoing phase 1 combination trials of this program in multiple myeloma. The data to date for our combination trial with Revlimid plus dexamethasone look especially compelling, and we are looking forward to sharing the results with you at the conference.

Consistent with our stated strategy of expanding our pipeline, we added a fifth clinical program, TRU-016 in phase 1 for the treatment of chronic lymphocytic leukemia or CLL, through a collaboration with Trubion Pharmaceuticals, which we signed in late August of this year. As a reminder, this is a 50/50 worldwide development and commercialization agreement for TRU-016 and additional protein therapeutics that target CD37. The novel target and mechanism of action may hold promise as an alternative or be synergistic with the anti-CD20 therapies that are currently available for patients with CLL, non-Hodgkin’s lymphoma or NHL and a number of autoimmune indications, including MS. We view this as a risk-mitigated development program, as the majority of the milestones are for later-stage development, regulatory and sales-based events. TRU-016 is a great addition to our oncology portfolio and the teams are working together to craft an intelligent, biology-based development path for this program.

As I mentioned earlier, the TRU-016 program will be highlighted at the upcoming ASH meeting. Two posters have been accepted, one for the ongoing phase 1 trial of TRU-016 in CLL and the second for preclinical data supporting the scientific rationale of the program.

In addition to advancing and expanding our clinical pipeline, we have been working to refine our proprietary protein engineering platform technologies. We have filed composition of matter patent applications covering numerous novel mutations on Avastin and two other blockbuster antibodies and expect to have patent applications filed covering novel mutations on a total of five blockbuster antibodies by the end of this year. We believe these technologies could drive significant value through partnerships with companies that are exploring ways to enter the biobetter space or to improve their existing antibody products, and we are in discussions with a number of potential partners.

On the financial side, as a result of our ongoing financial discipline and expense management, our balance sheet continues to be strong. We remain committed to having sufficient cash to invest in our development activities and fund our operations to the end of 2012, by which time we expect to read out key development milestones for a number of our programs that represent value inflection points for the company, including primary endpoint data for the pivotal SELECT trial for daclizumab and phase 2 proof-of-concept data for the elotuzumab and TRU-016 programs.

Within the first half of 2010, we could receive up to $60 million in development milestones, consisting of $30 million from Biogen Idec for the initiation of the phase 3 DECIDE trial; $15 million from Bristol-Myers Squibb for the initiation of a phase 2 program for elotuzumab; and $15 million from BMS if they decide to opt-in to the preclinical PDL241 program. Given the progress we have already made for daclizumab and elotuzumab, we have a high degree of confidence in our ability to achieve the milestones for these programs.

From a leadership perspective, we have added a new chief scientific officer to our management team, Dr. Mark Rolfe, who joined us in August from Millennium, and brings a wealth of experience in oncology research and drug development. We’re pleased to have him on board, and you’ll have a chance to hear from Mark later on this call. In addition, we added a new board member, Dr. Hoyoung Huh, who brings solid leadership experience, most recently from BiPar Sciences, which was acquired by sanofi-aventis recently. Our six-member board is comprised of individuals who bring diverse yet complementary experiences to the table and are well able to represent the interests of our stockholders.

Now as many of you are aware, in August, shortly after our joint decision to initiate the phase 3 DECIDE trial for the daclizumab program, Biogen Idec began its approach to acquire the company. On September 21, Biogen Idec launched an unsolicited tender offer to acquire Facet for $14.50 per share in cash. The Facet board, with the assistance of its financial and legal advisors, determined that the offer was inadequate and not in the best interests of stockholders, and on October 1, we announced that our board unanimously recommended that stockholders reject the unsolicited conditional tender offer of $14.50 per share in cash. We presented the reasons for our recommendation in the Schedule 14D-9 we filed with the SEC on that day. On October 16, Biogen Idec extended its unsolicited conditional tender offer of $14.50 per share in cash to December 16, 2009. Of note, as of 5 pm Eastern Time on October 15, approximately 0.1 percent of shares outstanding had been tendered. On October 19, we announced that our board continues to stand by its recommendation that stockholders reject the $14.50 offer put forth by Biogen Idec in its tender offer, as it is clearly inadequate in our view as well as in the view of our stockholders. Now I would like to turn the call over to members of our senior management team to share with you the progress we’ve made and why we are excited about the future of the company.

I would like to introduce Dr. Ted Llana, our senior vice president of Commercial and Corporate Development, who will review the daclizumab program. Ted will be followed by Dr. Mark Rolfe, who will provide an overview of our oncology programs and our proprietary next-generation protein engineering platform technologies. And then finally, Andrew Guggenhime, our chief financial officer, will review the financials for the quarter as well as guidance for the rest of 2009. Ted?

Ted Llana

Thanks, Faheem, and good afternoon. I joined Facet about 10 months ago after having been at Biogen Idec for 7 years, where I led global marketing, then corporate strategy, finally heading up the Rituxan franchise. I’m an immunologist by training but have had the opportunity to work on products for both autoimmune and oncology indications, including Avonex, Tysabri and Rituxan.

So, I’d like to take this opportunity today to review the daclizumab program and present to you why we believe this program has both a strong probability of success and tremendous amount of value that will only continue to grow over the next few years.

Treatment of patients with relapsing-remitting MS is currently dominated by interferons and Copaxone, collectively known as the ABCRs.  They currently generate annual worldwide revenues of approximately $10 billion. Although ABCRs are the mainstay of clinical practice, the disease eventually progresses, resulting in a large pool of patients seeking better control of their disease. We believe that, with the emergence of more effective therapies, there will be a shift in market dynamics away from ABCR therapies toward next-generation novel agents. Specifically, these next-generation agents will have efficacy in excess of a 50 percent reduction in annualized relapse rates or ARR versus roughly the 30 percent reduction in ARR that we see for ABCRs. Lastly, among the potential next-generation agents, we believe that safety will be a key differentiating factor.

Among these next-generation therapies, daclizumab holds promise as a strong contender based on preclinical and clinical efficacy and safety data we’ve seen to date. For example, a number of small, open-label phase 2 investigator-sponsored studies yielded compelling results that supported the initiation of larger, controlled trials of daclizumab in MS. In these studies, investigators saw consistent activity in excess of 80 percent reduction in gadolinium-enhancing lesions and 50 percent reduction in annualized relapse rates. No significant safety concerns were reported in these studies.

The phase 2 CHOICE trial was the first randomized, controlled trial of daclizumab in MS. In this trial, 230 patients were randomized to receive daclizumab plus interferon-beta or interferon-beta alone. Primary endpoint results showed that 2 mg/kg daclizumab administered every 2 weeks reduced the number of new or enlarged gadolinium-enhancing lesions by 72 percent, which was statistically significant when compared to the interferon-alone group. The safety profile has been shown to be acceptable, with no opportunistic infections or deaths, which is consistent with what has been seen in prior studies.

The ongoing SELECT study is a randomized, registration-enabling trial of daclizumab monotherapy versus placebo that was initiated in the first quarter of 2008. As part of the SELECT protocol, we conducted an interim futility analysis to ensure patient safety and to evaluate whether the trial should continue. In late July, an independent statistician analyzed clinical data from approximately 150 patients who had completed at least six months of treatment. An independent safety monitoring committee reviewed the interim data and recommended the continuation of the trial with both the 150mg and 300mg daclizumab dose arms. Patient accrual remains on-track, and we anticipate the trial to be fully enrolled by mid-2010 and the primary endpoint data read out will occur in the second half of 2011. SELECT remains a blinded study.

A second part of the futility analysis involved an interim data assessment, which was designed to determine whether to initiate the phase 3 DECIDE trial as well as to inform the design of this trial. Certain prearranged employees — two from each company who are not involved in the day-to-day operations of the SELECT study — reviewed summary data tables prepared by the independent statistician. Based on this review and data from prior studies, these prearranged employees recommended that the collaboration should initiate the DECIDE trial, which is the second and final required registration-enabling study. We expect to begin enrollment into DECIDE in the first half of 2010.

We have requested a Special Protocol Assessment or SPA for the DECIDE trial which, as a reminder, is an FDA review of a trial design to determine if the design, clinical endpoints and statistical analyses would be acceptable to the agency before the start of the study. This request is standard practice for good clinical trial design and has always been included in our development plans for this program. Upon enrollment of the first patient in the DECIDE trial, we would receive a $30 million milestone payment from Biogen Idec. Prior to the start of the phase 3 trial, we will provide additional details about the study design.

As a reminder, in addition to the $30 million milestone payment from Biogen Idec, the terms of our agreement provide for additional regulatory and development milestones, 50/50 cost sharing and a 50/50 profit sharing arrangement for sales in the US, Canada and EU and a royalty arrangement for sales outside those areas. Importantly, there are no change in control termination or consent rights as part of our collaboration agreement with

Biogen Idec, so any party can step into our shoes in the context of a change in control transaction and enjoy all of the significant rights and responsibilities that we currently have as part of our collaboration.

So as you can see, daclizumab has tremendous value and represents significant potential upside for Facet. It is a risk-mitigated phase 3 program backed by solid preclinical and clinical data with a sizeable opportunity in the global MS market. We are very excited about this program and its potential as an important therapeutic option for patients with MS.

With that I’ll now turn the call over to my colleague, Mark Rolfe — Mark?

Mark Rolfe

Thanks Ted and good afternoon everyone. I’ve been at Facet for just over two months now, having joined from Millennium, where I spent 10 years, including 5 years leading the oncology discovery group. During that time the group progressed 5 novel first- and best-in-class molecules into oncology development and continued to support Millennium’s flagship proteasome inhibitor VELCADE.

Since joining Facet, I have been most impressed with the quality of the research team, our approach to translational medicine and the exciting work that stems from our expertise in protein engineering. We have a strong foundation here, particularly in oncology and will continue to pursue a science-driven approach to the development of our first-in-class protein therapeutics. My goal is to build upon this strong foundation and strengthen key areas that I believe will enhance the organization.

Today, I would like to review two of our more advanced oncology programs, elotuzumab and TRU-016, followed by a discussion of our protein engineering platform technologies.

Elotuzumab is a humanized antibody that targets the cell surface glycoprotein, CS1, which is highly and uniformly expressed on myeloma cells. The program is in phase 1 development for multiple myeloma and is partnered with Bristol-Myers Squibb in an 80/20 cost-sharing and 70/30 sales-based profit-sharing arrangement. We have completed one phase 1 trial evaluating elotuzumab as a monotherapy and have two ongoing phase 1 trials of elotuzumab in combination with standards of care in multiple myeloma, one with Velcade and one with Revlimid plus dexamethasone.

Our research team has done a significant amount of work in trying to better understand how elotuzumab works from a biologic standpoint, particularly in combination with other drugs. Based on data to date, we believe elotuzumab’s main mechanism of action is the elimination of myeloma cells through natural killer or NK cell-mediated antibody-dependent cellular cytotoxicity, or ADCC. In preclinical studies, we found that both Velcade and Revlimid appeared to enhance the ADCC activity of elotuzumab, but via different mechanisms. Velcade may enhance elotuzumab activity by rendering myeloma cells more vulnerable to NK cell-mediated ADCC. Revlimid, which has immunomodulatory activity, may potentiate the activity of elotuzumab by stimulating the production and activity of NK cells.

Much of the preclinical work we’ve conducted for elotuzumab has been validated by preliminary clinical data. Data presented at the International Myeloma Workshop earlier this year showed promise for both combinations, with a 55 percent overall response rate for the Velcade combination and an 88 percent overall response rate for the Revlimid plus dexamethasone combination. Since then, we have been particularly impressed with what we’ve seen to date in the combination trial of elotuzumab plus Revlimid and dexamethasone and see this as a compelling path forward toward phase 2.

As Faheem mentioned, two abstracts have been selected for presentation at the upcoming ASH meeting, one of which will be an oral presentation, which is quite an honor for a phase 1 program. Both presentations will be on Monday, December 7 so I hope we will see many of you there.

Our newest oncology candidate is TRU-016, which is a small modular immuno-pharmaceutical protein therapeutic that targets CD37 and is being developed in collaboration with Trubion Pharmaceuticals. CD37 is a clinically validated target for the treatment of B-cell malignancies, such as CLL and NHL. Given the important role that CD37 appears to play in B-cell regulation, we believe there may be additional therapeutic opportunities in autoimmune diseases such as MS. CD37 is expressed broadly on all B-cell malignancies, except multiple myeloma, and is known to be highly over-expressed in CLL. To our knowledge, TRU-016 is the only product in development that targets CD37.

TRU-016 has a unique mechanism of action. We believe it has potent anti-tumor activity through inducing both apoptosis and ADCC, We are excited by the potential of this drug to work both as a single agent and in combination with approved and investigational agents in CLL and NHL. In vitro, TRU-016’s anti-tumor activity appears to be synergistic with several current therapies for NHL, including rituximab, rapamycin and bendamustine. In vivo, TRU-016 plus bendamustine showed significantly increased tumor growth delay and increased survival compared to either agent alone.

Currently, TRU-016 is being tested in a phase 1 study in CLL. As I mentioned earlier, the CD37 target is known to be highly over-expressed in CLL. As you all know, there are limitations of current CLL treatments, including a lack of effectiveness in high-risk genetic patients and significant immunosuppression leading to an increased risk of infection. Preliminary data presented at the American Society of Clinical Oncology meeting this past June showed there was clinical activity at low doses with an acceptable safety profile. The maximum tolerated dose has not yet been reached.

There remains a tremendous unmet medical need in the treatment of B-cell malignancies, as there are patients who do not respond well or at all to CD20-directed therapies such as rituximab. TRU-016, with its novel target and mechanism of action, may hold promise as an alternative to, or as a synergistic treatment with, currently approved anti-CD20 therapies.

In terms of next steps for the program, we are working closely with our partners at Trubion to determine an optimal development strategy for TRU-016, which we expect to share with you in the coming months.

Now I would like to spend some time discussing our proprietary next-generation platform technologies, which were developed in-house and build on our expertise in protein engineering. These technologies have the potential to systematically shape the clinical performance of protein-based drugs by improving half-life; binding affinity; potency; yields and manufacturing costs; and lowering immunogenicity.

We have developed an approach that allows us to comprehensively identify, map and select mutations at every amino acid location in the variable or constant regions of an antibody. This approach has led to our filing of composition of matter patent applications covering numerous novel mutations for three commercial blockbuster antibodies. We anticipate filing patent applications covering novel mutations on two additional antibodies by the end of the year. Using Avastin as an example, we have been able to identify 18 novel point mutations on the antibody, compared to the four known point mutations that were originally identified in the literature. We did this in a very short time period of roughly 6 months.  Our process is rapid, comprehensive and scalable.

The value creation opportunity for us is in rapidly and systematically identifying novel compositions of matter and forging partnerships with companies looking either to develop improved protein therapeutics or to protect existing antibody franchises. Discussions are underway with a number of companies regarding potential partnerships for these technologies, and we will keep you apprised as we move forward.

I will now hand the call over to our chief financial officer, Andrew Guggenhime. Andrew?

Andrew Guggenhime

Thanks Mark and good afternoon, everyone.

I’ll start my discussion with an overview of our Q3 financial results, provide an update on our current sublease activities and then comment on our updated financial expectations for the year.

We are very pleased with our financial results for the quarter, most notably the success of our continued expense and cash management efforts.  As I’ll outline later, as a result of these efforts over the first nine months of the year, we expect to come in below the prior cash utilization guidance for the full year on a basis consistent with that prior guidance.

Total revenues for the third quarter of 2009 increased to $10.8 million from $5.0 million in the prior year comparable period. This increase was primarily due to $4.6 million in additional revenues recognized under our collaboration with BMS, which became effective in September 2008, resulting in a full quarter of revenue in the 2009 period as compared to approximately one month of revenue in the 2008 period.

Total costs and expenses for the third quarter of 2009 were $53.1 million compared to the $53.5 million incurred in the prior year period. While our total costs and expenses year over year were relatively flat, our run rate expenses today are significantly lower than they were a year ago due to reduced personnel and overhead expenses as a result of our restructuring activities and other cost reduction measures. In the third quarter of 2009, however, the effect of these reductions was offset by the impact of the recent Trubion collaboration and, to a much lesser degree, our efforts to address Biogen Idec’s unsolicited offers to acquire the Company.

The $45.1 million in total R&D expenses incurred in the third quarter of 2009 included $21.9 million related to our collaboration with Trubion, which was entered into in August 2009.  This $21.9 million, which represents 49% of total R&D expenses in the period, included:

•                  $20.0 million related to the one-time, up front licensing fee paid to Trubion;

•                  $1.4 million related to the premium paid for our equity investment in Trubion, which for accounting purposes is deemed to be R&D expense; and

•                  $0.5 million related to our 50% share of the development costs incurred in the quarter after the late August effective date.

Excluding the $20 million license payment and the $1.4 million equity investment premium, both of which were effectively one-time costs related to the collaboration inception, our R&D expenses for the third quarter of 2009 would have been $23.7 million, or a 42% decrease from the prior year period, reflective of our successful ongoing expense management efforts.

The $9.5 million in total G&A expenses incurred in the third quarter of 2009 included $2.5 million of expenses related to Biogen Idec’s unsolicited offers to acquire the outstanding shares of common stock of the company.  Notwithstanding these unanticipated expenses, total G&A costs still declined $1.8 million, or 16%, year over year and would have declined $4.3 million, or 38%, but not for the expenses incurred related to the unsolicited offers.

Our net loss for the third quarter of 2009 was $40.9 million, or $1.70 per basic and diluted share, compared to a net loss of $49.0 million, or $2.05 per basic and diluted share, for the third quarter of 2008.

Cash, cash equivalents, marketable securities and restricted cash totaled $331.9 million at September 30, 2009, a decrease from $403.4 million at December 31, 2008. In the three and nine months ended September 30, 2009, cash utilization was $39.2 million and $71.5 million, respectively.  Both of these amounts include the one-time $20 million collaboration upfront license payment made to Trubion in September 2009.  I will provide more detail around our cash utilization expectations for the balance of 2009 later on this call.

Additional details regarding the historical results and the period-over-period variances are summarized in the press release and the accompanying tables and in our Form 10-Q, which we filed a short while ago.

Moving on to a brief discussion of our lease commitments, as we noted in our initial 14D-9 filing on October 1, we are in discussions regarding potential subleases of our excess real estate capacity.  While there are no assurances of success, we are optimistic that over time we can achieve a significant reduction of our lease obligations through one or more subleases.  As a reminder, consistent with our 10-K disclosures, over the 12-year period from 2010 through the end of the lease term in 2021, our estimated aggregate lease-related obligations total $208 million, with approximately 80 percent of these lease-related obligations due after 2012.  This $208 million, which is not discounted to current dollars, includes the costs of our base needs and the significant excess capacity that we have in our current facilities.

As discussed in our second quarter conference call and as noted in our Form 10-Q, based on the highly judgmental estimates underlying the calculation of the lease-related restructuring charges and the ongoing nature of our sublease efforts, it is likely that our estimates of future sublease income will change over the next several quarters based on activity resulting from those sublease efforts.  As a result, we may incur additional restructuring charges or reverse portions of the current restructuring liability in future periods.  In addition, depending on the outcome of our sublease efforts, there are also scenarios under which the carrying value of certain of our leasehold improvements and other facility-related assets could be impaired.

Moving on to guidance, recall that during our August 2009 earnings call, we updated our full year 2009 cash utilization guidance to $80 million, a significant reduction from our then-prior guidance of $95 to 100 million.  We also updated our total costs and expenses guidance to $155 to 165 million. Excluding the impact of the $20 million one-time, up front licensing fee paid to Trubion in September 2009 upon inception of that collaboration, we are tracking to beat the $80 million cash utilization number, and to come in within the total costs and expenses range, even after factoring in our share of the ongoing Trubion collaboration development costs and the expenses related to Biogen Idec’s unsolicited offers to acquire the company, both of which were not included in our prior guidance. Including the Trubion licensing fee, we do of course expect our cash utilization, and our total costs and expenses, to increase from our prior guidance levels by the $20 million amount.

We remain pleased with our cash utilization levels and overall expense management at the Company.  We continue to believe we have sufficient capital to fund our operations to the end of 2012, which is beyond expected development milestones and value inflection points for a number of our programs, most notably the SELECT registration-enabling study primary endpoint readout that we anticipate in the second half of 2011, as well as for our elotuzumab and TRU-016 programs.

Now I would like to turn the call back to Faheem for closing remarks. Faheem?

Faheem Hasnain

Thanks Andrew.

So as you can see, with five programs in the clinic—one of which is in pivotal, registrational stage, a promising proprietary platform technology and a strong balance sheet that enables us to fund our operations to the end of 2012 and beyond significant inflection points for our daclizumab, elotuzumab and TRU-016 programs, there is inherent value here that makes Facet a compelling story. We are confident in the future growth prospects for the company.

Clearly, the tender offer of $14.50 per share put forth by Biogen Idec is inadequate in our view as well as in the view of our stockholders. Rest assured that the board and the management team, working with our financial and legal advisors, understand and take our fiduciary responsibilities to our stockholders very seriously. We are committed to building value for all in whatever form that may take, be it as part of another organization or as a standalone and independent company.

Finally, I’d like to thank our employees for their unwavering dedication and focus. I am proud of the commitment this organization has shown to the development of important treatments for challenging diseases.

Thank you and I look forward to seeing many of you in New Orleans at the ASH meeting in December.

With that, I’d like to turn the call over to the operator for your questions. Operator, please begin.

Q&A SESSION

Operator

(Operator Instructions). Your first question comes from Jason Zhang with BMO.

Jason Zhang

Yes, can you hear me? OK. I apologize. I’m on a train, so there might be some background noise. My question is, in order to, I guess, eventually facilitate the takeover by Biogen, has the board evaluated a scenario where you might require a certain upfront payment like for the acquisition of the company by them? And then on top of that, future milestone payments related to the progress of daclizumab. Is that something that the board has looked into? For example, if you do that, then Biogen might be willing to negotiate with you more than so that they don’t have to create that much right now, but really when daclizumab is successful they are willing to pay more later?

Faheem Hasnain

Thanks, Jason.  I cannot comment, Jason, on the discussions, the specific discussions, we have had at the board level. But what I can say certainly is that first obviously the $14.50 does not represent adequate value for the Company as we see it today.

But having said that, we take our fiduciary responsibility very seriously, and that we will be looking very seriously at any legitimate offer that would be put on the table by Biogen Idec or any other potential party. And structure, as I think you are getting to, may or may not be part of that.

Operator

Your next question comes from Mike King with Merriman.

Mike King

Hi and thanks for taking my question. Congrats on all your progress in the quarter, ladies and gentlemen. I just wanted to ask a couple of related questions regarding the discussions with Biogen Idec. And that is that they—can you make any comments about third-party discussions, those that are outside of the Biogen sphere? And second, with regard to Biogen, will you consider other financial structures that fall short of an outright acquisition on the part of Biogen of Facet?

Faheem Hasnain

Thanks, Mike. So on your first question, so we disclosed in our 14D-9 filing the inbound inquiries we were getting. So that is really the only comment that we can make on that front. We obviously have a strategy laid out that we are working with our advisors and our financial and legal advisors, but I really cannot comment any further on that.

In terms of your second question regarding whether or not we would consider other financial structures, again I would go back to my previous answer that, while we cannot comment on specific points, certainly any serious offer that looks at and takes into account more appropriately the value of the Company and the value of the programs is something that we would look seriously at.

Mike King

Faheem, I was wondering if you could give us maybe a little bit more color on that. I mean how does something like that jibe or coincide with the long-term strategy for Facet? In other words, how do you balance the opportunity offered by daclizumab versus the desire and the need to develop the pipeline, and can you be flexible within a financial structure to satisfy both requirements?

Faheem Hasnain

I can’t comment specifically on possible structural alternatives, Mike, but what I can say in terms of long-term for the Company I think we look at it in the following way.

First off, we have always said that if an appropriate offer was put on the table that our board would look at that offer very seriously, and that offer would need to obviously more appropriately value the inherent component parts of the Company that we think represents certainly more value than the $14.50.

The long-term prospects for the Company we think are very strong, and most notably the 2011 value inflection point that we would realize is the unveiling of the SELECT data in the back half of 2011. I think that is a pretty important milestone for the organization and a pretty important data component and data milestone and one that attributes a reasonable amount of more near-term value, if you will, that could be pretty tangible for daclizumab.

So our view is that again if there was a potential acquirer that put an appropriate offer on the table, the board would consider that seriously. If there is not, then we have a lot of confidence in our standalone prospects.

Mike King

Just a quick question for Andrew, and then I will jump back in the queue. You gave some very nice financial parameters, but are you willing to give us your expectation for year-end cash? I mean if I kind of do the rough math, it suggests to me that you are going to probably burn no more than $9 million or thereabouts between now and the end of the year. So is about a $320 - $325 million ending cash balance for ‘09 on the mark?

Andrew Guggenhime

Mike, let me step back. We ended the third quarter with $331.9 million in cash and related on the balance sheet. That is reflective of—it includes $20 million paid to Trubion for the upfront fee. So we effectively in Q3, excluding that one-time payment, burned approximately $19 million in the third quarter.

When I indicated earlier that the prior guidance of $80 million, if you back out again the Trubion payment, we spent about $51 million, incurred about $51 million in cash utilization in the first nine months of the year, and we believe we are going to come in—the guidance was $80 million—we believe we are going to beat that prior $80 million guidance, again excluding the impact of the Trubion one-time fee. So the estimate in the fourth quarter is less than $29 million of cash burn. And ultimately where we certainly think the run-rate of the Company is below that. Ultimately, where we shake out as of 12/31 is going to be dependent on a number of factors, including just how we manage our working capital in the last several weeks of the year.

Faheem Hasnain

And just to recall, Mike, that even in the context of that $80 million that Andrew was talking about, we also had some one-time components to that number.

Operator

(Operator Instructions). If there are no further questions, I will end the call. Thank you.

Faheem Hasnain

Thank you very much.